UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on February 27, 2026, announcing the resignation of Mr. Ørjan Svanevik as a Director of the Company and the appointment of Mr. Mikkel Storm Weum as a Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: March 3, 2026	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – Changes to the Board Composition

27.02.2026

Frontline plc (“Frontline” or the “Company”) announces that Mr. Ørjan Svanevik has resigned as Director of the Company. The Board would like to thank Mr. Svanevik for his considerable contribution to the Company during his directorship.

At the same time, the Company announces the appointment of Mr. Mikkel Storm Weum as a Director.

Mr. Weum is employed as an Investment Director in Seatankers Management Norway AS, responsible for Sale and Purchase, Newbuildings and Projects. Mr. Weum is also serving as a director on the Board of NYSE listed Flex LNG Ltd and on the Board of NYSE listed Star Bulk Carriers Corp. Prior to being employed by Seatankers Management AS, Mr. Mikkel Storm Weum served as Senior Vice President, responsible for Business Development in SFL Management AS. Mr. Weum was also employed as Vice President, Head of Commercial in Teekay Offshore working with Shuttle Tankers and Floating Offshore storage. Mr. Weum holds a Master’s degree in Naval Architecture from Newcastle University and a MSc in Shipping Trade and Finance from Cass Business School, City University.

February 27, 2026

The Board of Directors
Frontline plc
Limassol, Cyprus

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.